UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hawaiian Telcom Holdco, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

420031106

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Twin Haven Special Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 420031106	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Twin Haven Special Opportunities Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 420031106	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Twin Haven Capital Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 420031106	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 420031106	13G	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul Mellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,202,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,202,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON* IN

This amendment No. 3 to Schedule 13G (the “Amendment”) is filed with respect to the Common Stock (as defined in Item 2(d) below) of Hawaiian Telcom Holdco, Inc., a corporation organized under the laws of the State of Delaware.

Item 1(a):	Name of Issuer:

The name of the issuer is Hawaiian Telcom Holdco, Inc. (the “Company”).

Item 1(b):	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 1177 Bishop Street Honolulu, Hawaii 96813.

Item 2(a):                Name of Person Filing:

This Amendment is filed by Twin Haven Special Opportunities Fund III, L.P., a Delaware limited partnership (“Twin Haven”), Twin Haven Special Opportunities Partners III, L.L.C., a Delaware limited liability company  (the “General Partner”), Twin Haven Capital Partners, L.L.C., a Delaware limited liability company (the “Manager”), Robert Webster, an individual (“Mr. Webster”), and Paul Mellinger, an individual (“Mr. Mellinger” and, together with Twin Haven, the General Partner, the Manager and Mr. Webster, the “Reporting Persons”).   Twin Haven is an investment vehicle formed for the purpose of, among other things, investing and trading in a wide variety of, among other things, securities and other financial instruments, and directly holds the shares of Common Stock reported herein.  The sole general partner of Twin Haven is the General Partner, and Twin Haven is managed by the Manager.  Messsrs. Webster and Mellinger are the Managing Members of each of the General Partner and the Manager.  Each of the Reporting Persons disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.  The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 to the original Schedule 13G filed with the Securities and Exchange Commission on August 25, 2011.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of the Reporting Persons is 33 Riverside Avenue, 3rd Floor, Westport, Connecticut 06880.

Item 2(c):	Citizenship:

Twin Haven, the General Partner and the Manager are each organized under the laws of Delaware.  Messrs. Webster and Mellinger are each citizens of the United States of America.

Item 2(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e):	CUSIP Number:

The CUSIP number for the Common Stock is 420031106.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act,
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act,
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	[ ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	[ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(ii)(J)
(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Item 4:	Ownership:

The percentages used in this Amendment are calculated based upon a total of 10,290,130 shares of Common Stock issued and outstanding as of November 8, 2012 as set forth in the Company’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on December 18, 2012.

A.	Twin Haven Special Opportunities Fund III, L.P.

	(a)	Amount beneficially owned: 1,202,100
	(b)	Percent of class: 11.7%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,202,100
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,202,100

B.	Twin Haven Special Opportunities Partners III, L.L.C.

	(a)	Amount beneficially owned: 1,202,100
	(b)	Percent of class: 11.7%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,202,100
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,202,100

C.	Twin Haven Capital Partners, L.L.C.

	(a)	Amount beneficially owned: 1,202,100
	(b)	Percent of class: 11.7%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,202,100

		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,202,100

D.	Robert Webster

	(a)	Amount beneficially owned: 1,202,100
	(b)	Percent of class: 11.7%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,202,100
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,202,100

E.	Paul Mellinger

	(a)	Amount beneficially owned: 1,202,100
	(b)	Percent of class: 11.7%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,202,100
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,202,100
Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Amendment.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013

TWIN HAVEN SPECIAL OPPORTUNITIES FUND III, L.P.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member
TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS III, L.L.C.
By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member
TWIN HAVEN CAPITAL PARTNERS, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member
/s/ Robert Webster
Robert Webster
/s/ Paul Mellinger
Paul Mellinger